Exhibit 99.2

To Our Shareholders:

      Attached is a Prospectus describing our Amended Dividend Reinvestment and Stock Purchase Plan ("Plan") as it will be in effect commencing with the October 1, 1999 Investment Date under the Plan. The purpose of the Plan is to provide you with a convenient and economical way to purchase additional shares of common stock. The Plan offers shareholders the opportunity to purchase shares of the Corporation's Common Stock, $2.0833 par value, with automatically reinvested dividends and/or voluntary cash payments, without payment of brokerage commissions, fees or services charges.

      Shares of Common Stock purchased with reinvested dividends or voluntary cash payments will be purchased from the Corporation at the market value of the Common Stock determined as provided in the Plan, which is based on the average stock price on the five business days preceding each Investment Date, or in open market purchases at the direction of the Administrator. Dividends will be reinvested on quarterly Investment Dates, and shareholders may participate with respect to all or any portion of their common shares. Investment Dates for voluntary cash payments will be the first business day of each calendar quarter. Voluntary cash payments may not be less than $10 nor more than $5,000 per quarter. To purchase shares on a given Investment Date, voluntary cash payments must be received no later than the Investment Date.

      Complete details on the Plan are provided in the Prospectus in an easy to understand question and answer format. I encourage you to read it carefully. If you have any additional questions, please call (304) 234-9436.

      If you do not currently participate in the Plan and you wish to do so, simply sign the enclosed authorization form and return it to us in the envelope provided.

                                   Sincerely,


                                   /s/ Edward M. George
                                   ---------------------
                                   EDWARD M. GEORGE